SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


____________________


FORM 11-K
ANNUAL REPORT

____________________


Pursuant to Section 15(d) of the

Securities Exchange Act of 1934


____________________


For the Fiscal Year Ended December 31, 1993


_____________________


PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN
FOR HOURLY EMPLOYEES

Commission File No. 1-5591

______________________

PENNZOIL COMPANY

Pennzoil Place, P. O. Box 2967
Houston, Texas  77252-2967
(Name of issuer of securities held pursuant to the plan and address of its principal executive office)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee,
Pennzoil Company Savings and
Investment Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Pennzoil Company Savings and Investment Plan for Hourly Employees (the "Plan") as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993.
These financial statements and the schedules referred to below are the responsibility of the Plan's administrative committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1993, included as Schedule I, and reportable transactions (series of investment transactions) for the year ended December 31, 1993, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.





ARTHUR ANDERSEN & CO.





Houston, Texas
June 10, 1994

                                PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       December 31, 1993
                                                               ------------------------------------------------------------------
                                                                Guaranteed                           Company
                                                                  Income            Equity            Stock
                                                                   Fund              Fund              Fund             Total
                                                               ------------      ------------      ------------      ------------

ASSETS:
Investments, at current value:
   Pennzoil Company common stock, 68,056 shares,
      cost of $4,193,900                                       $     -           $     -           $ 3,632,497       $ 3,632,497
   Battle Mountain Gold Company common stock,
      2,191 shares, cost of $10,105                                  -                 -                22,184            22,184
   Guaranteed investment contract, cost of $2,583,087            2,583,087             -                 -             2,583,087
   Common trust funds:
      Stock fund, 13,144 units, cost of $978,142                     -             1,341,170             -             1,341,170
      Temporary investment fund,
         85,965 units, cost of $85,965                               -                64,248            21,717            85,965


Receivables:
   Employee contributions                                           10,945             6,070             4,954            21,969
   Employer contributions                                            -                 -                15,244            15,244
   Investment income                                                 -                 2,401                 5             2,406
                                                               ------------      ------------      ------------      ------------

      Total Assets                                               2,594,032         1,413,889         3,696,601         7,704,522
                                                               ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                              $ 2,594,032       $ 1,413,889       $ 3,696,601       $ 7,704,522
                                                               ============      ============      ============      ============


See notes to financial statements

                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
                                         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                       December 31, 1992
                                                               ------------------------------------------------------------------
                                                                Guaranteed                           Company
                                                                  Income            Equity            Stock
                                                                   Fund              Fund              Fund             Total
                                                               ------------      ------------      ------------      ------------

ASSETS:

Cash                                                           $     -           $     9,588       $     -           $     9,588
Investments, at current value:
   Pennzoil Company common stock, 55,626 shares,
      cost of $3,465,245                                             -                 -             2,781,308         2,781,308
   Battle Mountain Gold Company common stock,
      2,191 shares, cost of $10,105                                  -                 -                11,229            11,229
   Guaranteed investment contract, cost of $2,079,511            2,079,511             -                 -             2,079,511
   Common trust funds:
      Stock fund, 11,288 units, cost of $798,563                     -             1,054,726             -             1,054,726
      Temporary investment fund,
         29,461 units, cost of $29,461                                 413            20,765             8,283            29,461


Receivables:
   Employee contributions                                           14,530             6,748             5,811            27,089
   Employer contributions                                            -                 -                15,026            15,026
   Investment income                                                 -                 2,504             -                 2,504
                                                               ------------      ------------      ------------      ------------

      Total Assets                                               2,094,454         1,094,331         2,821,657         6,010,442
                                                               ------------      ------------      ------------      ------------

LIABILITIES:

Payable to brokers                                                   -                 -                 8,254             8,254
                                                               ------------      ------------      ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS                              $ 2,094,454       $ 1,094,331       $ 2,813,403       $ 6,002,188
                                                               ============      ============      ============      ============


See notes to financial statements

                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                 Year Ended December 31, 1993
                                                               ------------------------------------------------------------------
                                                                Guaranteed                           Company
                                                                  Income            Equity            Stock
                                                                   Fund              Fund              Fund             Total
                                                               ------------      ------------      ------------      ------------

Net assets available for benefits, beginning of year           $ 2,094,454       $ 1,094,331       $ 2,813,403       $ 6,002,188

Contributions:
   Employee                                                        480,324           252,636           219,221           952,181
   Employer                                                          -                 -               568,670           568,670
                                                               ------------      ------------      ------------      ------------
      Total contributions                                          480,324           252,636           787,891         1,520,851


Investment income:
   Dividends                                                         -                32,244           184,777           217,021
   Interest                                                        162,974               975               680           164,629
                                                               ------------      ------------      ------------      ------------
      Total investment income                                      162,974            33,219           185,457           381,650


Realized gains on sale of investments                                -                 -                 6,020             6,020


Unrealized appreciation of investments                               -               106,864            99,053           205,917


Net transfer among funds and Prior Plan (Note 1)                   (20,870)            6,359           (29,449)          (43,960)


Distributions and withdrawals (Note 1)                            (122,850)          (79,520)         (165,774)         (368,144)
                                                               ------------      ------------      ------------      ------------

Net assets available for benefits, end of year                 $ 2,594,032       $ 1,413,889       $ 3,696,601       $ 7,704,522
                                                               ============      ============      ============      ============


See notes to financial statements

       PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES

                        NOTES TO FINANCIAL STATEMENTS


(1) Description of the Plan -

  General -

  The Pennzoil Company Savings and Investment Plan for Hourly Employees (the "Plan") was established effective January 1, 1989, by Pennzoil Company. The purpose of the Plan is to encourage hourly employees of Pennzoil Company and participating subsidiaries and affiliated companies ("Pennzoil") to save, and invest systematically, a portion of their current compensation in order that they may have an additional source of income upon their retirement or disability, or for their family in the event of their death. Prior to January 1, 1989, some hourly and salaried employees participated in the Pennzoil Company Savings and Investment Plan (the "Prior Plan"). Effective January 1, 1989, the account balances of all hourly employees in the Prior Plan at December 31, 1988, along with assets from the Roosevelt Refinery Hourly Employees Retirement
Savings Plan, were transferred to the Plan. Upon changing wage status, a participant's account balance is transferred between the Plan and the Prior Plan.

  Each person employed by Pennzoil who is a member of a collective bargaining unit which has agreed to participate in the Plan and who is receiving remuneration on an hourly basis on or after January 1, 1989 (the "effective date"), is eligible to participate in the Plan on the later of the effective date or the entry date coinciding with or next following their completion of one year of service.

  In order to participate in the Plan, an eligible employee may authorize, by pretax payroll deduction, a contribution in whole percentages of not less than 1% and not more than 6% of annual compensation. In addition, an eligible employee may, independently of his pretax contribution, elect to make after-tax contributions to the Plan in whole percentages of not less than 1% and not more than 6% of annual compensation. The sum of the rates of pretax and after-tax contributions are subject to the following limitations:


                              Maximum
   Years of                   Combined
Participation (a)        Contribution Rate
- - -------------------   -----------------------

Less than 5 years                3%
5 - 10 years                     4%
More than 10 years               6%

  For each Plan year, Pennzoil contributes an amount on behalf of participating employees equal to the following percentages of the aggregate pretax and after-tax contribution rates shown above:


                      Applicable Percentage -
   Years of              Employer Matching
Participation (a)            Contribution
- - -------------------   -----------------------

Less than 5 years               50%
5 - 10 years                    75%
More than 10 years             100%



(a) Includes years of participation in the Plan, the Prior Plan or the Pennzoil Company and Participating Companies Employees Stock Purchase Plan.

  Effective April 1, 1994, the Plan was amended to increase the maximum pretax and after-tax contributions for certain eligible employees from 6% of annual compensation to 12% of annual compensation. In addition, the maximum combined contribution rates of pretax and after-tax contributions based on years of participation in the Plan were increased from 3%, 4%, and 6%, to 9%, 10%, and 12%, respectively, for those employees. Pennzoil's contributions on behalf of participating employees will continue to equal the percentages shown in the preceeding tables.


  Investment choices -

  Employer contributions are invested solely in Pennzoil Company common stock. At Pennzoil's discretion, employer contributions may be made either in cash or in Pennzoil Company common stock. During 1993 and 1992, Pennzoil Company contributed 9,546 shares and 11,712 shares, respectively, of its common stock valued at the average of the high and low market prices on the date of the contribution. All employee and employer contributions (other than stock) are initially invested in interest-bearing short-term, highly liquid investments and are classified in the accompanying statement of net assets available for benefits under the caption "Common trust funds - temporary investment fund."

  Employee contributions are invested as designated by each participating employee in one or more of the following investment funds:


Fund Name                        Type of Investment(s)
- - ---------------------------      -----------------------------------------------

I.  Guaranteed Income Fund       Investments in insurance or  group annuity
                                  contracts with  a guaranteed rate  of return

II. Equity Fund                  Investments in common trust funds with various
                                  holdings including (but not limited to) common stocks, corporate debt securities, interests in oil, gas or mineral properties and others

III. Company Stock Fund          Common stock of Pennzoil Company


   Under the terms of the Plan, assets transferred from the Prior Plan (which included shares of Battle Mountain Gold Company common stock) are at all times fully vested and nonforfeitable.

   Vesting and disposition of forfeitures -

   Participants are always fully vested in employee contributions. Participants vest in employer contributions at a rate of 25% per year beginning at the end of two years of service, becoming fully vested after five years of service. Any non-vested portion of employer contributions is forfeited upon termination. Forfeitures are allocated as follows: first, to reinstate any employer contribution amounts of participants who return to service and second, to restore any amounts previously forfeited as unclaimed benefits. Any remaining amounts are applied to reduce succeeding employer contributions.

   Withdrawals -

   Withdrawals may be made from either an employee's previous pretax or after-tax contributions, net of previous withdrawals, upon written notice to the administrative committee of the Plan. After-tax withdrawals result in the participant's forfeiture of the right to participate in the Plan for the following two Plan quarters. Pretax withdrawals are allowed only when the participant's age is 59-1/2 or older, unless a financial hardship exists. Hardship withdrawals will cause the participant to be suspended from making further contributions for four Plan quarters. Withdrawals may be made from employer contributions only if the participant has been a member of the Plan for five full Plan years and will cause an employee to be suspended from participation in the Plan for two Plan quarters.

  Distribution of benefits -

  Benefits that are vested are payable to participants or their beneficiaries at retirement, permanent disability, death or termination of service.

  Plan administration -

  The Plan is administered by an administrative committee consisting of at least three members appointed by the board of directors of Pennzoil Company.
The sole  trustee  of  the  Plan  is  Mellon  Bank,  N.  A.  ("Trustee").    All
administrative expenses, including the Trustee's fees, are borne by Pennzoil.

  The Plan is subject to reporting and regulations pursuant to the Employee Retirement Income Security Act of 1974.

  Termination or amendment of the Plan -

  The Plan may be terminated, amended or modified by Pennzoil Company at any time. Upon complete or partial termination of the Plan, all amounts credited to the accounts with respect to which the Plan has been terminated shall become fully vested and nonforfeitable.

(2)       Summary of accounting policies -

  Basis of accounting -

  The financial statements of  the Plan are  presented on the accrual  basis of accounting, except that amounts allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan are not recorded as a liability of the Plan, but are classified as a component of net assets available for benefits. Such amounts were $23,081, $12,425 and $24,370 for the Guaranteed Income, Equity and Company Stock Funds, respectively, at December 31, 1993, and $5,633, $4,166 and $45,431 for the Guaranteed Income, Equity and Company Stock Funds, respectively, at December 31, 1992. A separate account is maintained for each participant which reflects the participant's contributions, net of withdrawals, and the participant's allocable share of Pennzoil's contributions and the Plan's investment earnings.

  Asset valuation -

  The Plan's investments are reflected in the accompanying financial statements at year-end current values, which represent fair values, except for the Guaranteed Income Fund which represents contract value. For the Company
Stock Fund, fair value was determined by using the closing price of the securities held as listed on the New York Stock Exchange ("NYSE") on the last trading day of the Plan year. For the Equity Fund, fair value was determined based on the closing price of the securities held by the collective fund as listed on the NYSE on the last trading day of the Plan year and the number of participating units held by the Plan. Contract value for the
Guaranteed Income Fund was determined based on contributions made under the investment contract plus interest earned at the contract's rate less funds used to pay investment fees charged by the insurance company.

  Realized gains (losses) are calculated based on proceeds from the sale of assets and the value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year. Unrealized appreciation (depreciation) of investments is calculated based on the market value of the assets at the end of the Plan year and the market value of the assets at the beginning of the Plan year or at time of purchase if acquired during the current Plan year.

(3)       Federal income taxes -

  The Plan has not received a determination letter that the Plan, as currently designed, is in compliance with the applicable requirements of the Internal
Revenue Code of 1986, as amended, (the "Code"). The intention of the administrative committee and the Plan's tax counsel is to submit the Plan for a determination by the end of the upcoming Plan year. However, the administrative committee believes that the Plan is designed and operated in compliance with the applicable requirements of the Code. Therefore, it believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1993 and 1992.

                                                                                                           Schedule I
                               PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
                                        SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       DECEMBER 31, 1993
                                                                                                                  Current
Identity of Issue                                   Description of Investment                    Cost            Value<F1>
- - -----------------                                   -------------------------                ------------      ------------

EQUITY SECURITIES:
   Common stock -
      Pennzoil Company <F2>                         68,056 shares -- $.83-1/3 par value      $ 4,193,900       $ 3,632,497    <F3>
      Battle Mountain Gold Company                  2,191 shares -- $.10 par value                10,105            22,184
                                                                                             ------------      ------------

         Total equity securities                                                               4,204,005         3,654,681
                                                                                             ------------      ------------

GUARANTEED INVESTMENT CONTRACT:
   Connecticut General Life Insurance Co.           2,583,087 units of group
                                                       investment contract                     2,583,087         2,583,087    <F3>
                                                                                             ------------      ------------


COMMON TRUST FUNDS:
   Mellon Bank - EB Stock Fund <F2>                 13,144 units of Stock Fund                   978,142         1,341,170    <F3>
   Mellon Bank - EB Temporary                       85,965 units of Temporary
      Investment Fund <F2>                             Investment Fund                            85,965            85,965
                                                                                             ------------      ------------

         Total common trust funds                                                              1,064,107         1,427,135
                                                                                             ------------      ------------

         Total assets held for investment purposes                                           $ 7,851,199       $ 7,664,903
                                                                                             ============      ============



<F1> Represents fair value, except for the guaranteed investment contract which represents contract value.
<F2> Represents party-in-interest.
<F3> Represents an asset whose current value exceeds 5% of net assets available for benefits.

                                                                                                      Schedule II
                                PENNZOIL COMPANY SAVINGS AND INVESTMENT PLAN FOR HOURLY EMPLOYEES
                                               SCHEDULE OF REPORTABLE TRANSACTIONS
                                               (SERIES OF INVESTMENT TRANSACTIONS)
                                               FOR THE YEAR ENDED DECEMBER 31, 1993


 Number of
  Units or
 Face Value                                                                  Purchase        Selling       Cost of
  Amount        Description of Assets                                         Price         Price<F1>       Asset         Net Gain
- - -----------  -------------------------------------------------              ----------     ----------     ----------     ----------

             Pennzoil Company common stock,
              $.83-1/3 par value-
     5,566      Purchases (17 transactions)                                 $   330,994    $     -        $   330,994    $    -
       430      Sales (3 transactions)                                            -             27,869         26,582         1,287


             Mellon Bank - EB Temporary Investment Fund-
 1,015,721     Purchases (281 transactions)                                   1,015,721          -          1,015,721         -
   959,216     Sales (97 transactions)                                            -            959,216        959,216         -


             Connecticut General Life Insurance Company,
              Group Investment Contract-
   445,756     Purchases (25 transactions)                                      445,756          -            445,756         -
   101,766     Sales (11 transactions)                                            -            101,766        101,766         -


             Mellon Bank - Money Market-
   260,000     Purchases (21 transactions)                                      260,000          -            260,000         -
   260,000     Sales (21 transactions)                                            -            260,000        260,000         -




<F1>  Current value of asset on transaction date is equal to the selling price.

NOTE: This Schedule is a listing of a series of investment transactions in the same security which exceed 5% of the market value of the Plan's assets as of the beginning of the Plan year.

SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed by the undersigned thereunto duly authorized.



                                 PENNZOIL COMPANY SAVINGS AND
                                 INVESTMENT PLAN FOR HOURLY EMPLOYEES



                                 By S/N TERRY HEMEYER

                                 Terry Hemeyer
                                 Chairman of the Administrative Committee


June 29, 1994

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



     As independent public accountants, we hereby consent to the incorporation of our report dated June 10, 1994, included herein, into Pennzoil Company's previously filed Registration Statements on Form S-8 Nos. 33-24261 and 33-53783.


                                 ARTHUR ANDERSEN & CO.



Houston, Texas
June 29, 1994